Exhibit. 99.3

American Rebel CEO Andy Ross to Appear on South Florida Television Morning Shows on NBC-TV Channel 5 West Palm Beach and 39 WSFL - Home of the Florida Panthers

Television Appearances and Potential Investor Meeting at Mar-a-Lago Signal Big Moves for the Nations Fast-Growing Beer Brand, American Rebel Light Beer.

Nashville, TN, April 02, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), is excited to announce that its CEO Andy Ross will appear on two south Florida morning shows on NBC-TV Channel 5 West Palm Beach and 39 WSFL – Home of the Florida Panthers. Andy’s segments will be taped for airing later in the week. Andy will also meet with potential investors at Mar-a-Lago.

Florida: A Cornerstone in American Rebel Beer’s Strategic Growth and CEO’s Investor Relations Outreach

“I’m looking forward to getting back to south Florida to meet with potential investors and tell the American Rebel story,” said Andy Ross. “Maybe second only to New York, south Florida is home to many important investor contacts for American Rebel and the opportunity to meet with potential investors at Mar-a-Lago will be a great experience.”

“Sharing the American Rebel story on television is a great way to expand American Rebel awareness with potential customers and grow our distribution network,” continued Andy Ross. “Florida is one of our next states to add to our rapidly growing list of states where American Rebel Beer is available. We’re looking forward to opening Florida in the next couple of months as a lot of beer is sold in Florida.”

“Earlier this year I appeared on the ABC-TV outlet in Tampa on their morning show Morning Blend and later that week performed a concert at the Bradenton Motorsports Park at the conclusion of the SCAG Power Equipment Pro Shootout,” said Andy Ross. “Florida is going to be a great state for American Rebel Beer since Florida is a great racing state and our sponsorship of the Matt Hagan Funny Car for Tony Stewart Racing opens a lot of doors for American Rebel Beer.”

For more information on American Rebel Beer, go to americanrebelbeer.com/investor-relations .

About American Rebel Light Beer

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a premium domestic light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers.

About Tony Stewart Racing (TSR) Nitro

As tenacious as Stewart is in the cockpit of a racecar, he’s proven equally adept at providing cars and equipment for racing’s elite. The three-time NASCAR Cup Series champion can also list 31 owners’ titles to his resume, from NASCAR to USAC to the World of Outlaws Sprint Car Series. In 2023 Stewart earned his 31st owner title when Matt Hagan and the TSR Funny Car team earned the championship on November 11th. His team, Tony Stewart Racing, fields a powerhouse lineup in the NHRA Mission Foods Drag Racing Series with Tony in Top Fuel and Matt Hagan in Funny Car. After more than four decades of racing around in circles, Stewart has embarked on a straight and narrow path, albeit at more than 300 mph. For more information on TSR Nitro go to tsrnitro.com .

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit www.americanrebel.com and www.americanrebelbeer.com. For investor information, visit www.americanrebelbeer.com/investor-relations.

American Rebel Holdings, Inc.
info@americanrebel.com

American Rebel Beverages, LLC
Todd Porter, President
tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of marketing outreach efforts, actual placement timing and availability of American Rebel Beer, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2023 and our recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:
tporter@americanrebelbeer.com
info@americanrebel.com

Media Contact:
Matt Sheldon
Matt@PrecisionPR.co